FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For the month of September, 2005

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                    Form 20-F  X        Form 40-F
                              ---                 ---

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934. )
                    Yes                      No  X
                        ---                     ---

        (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

              China Netcom Group Corporation (Hong Kong) Limited
                   Building C, No. 156, Fuxingmennei Avenue
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

The announcement of connected transaction of China Netcom Group Corporation (Hong Kong) Limited (the "Registrant"), made by the Registrant in English on September 15, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                          By  /s/ Zhang Xiaotie
                             ---------------------

                          By  /s/ Oliver E Lixin
                             ---------------------







                          Name:    Zhang Xiaotie and Oliver E Lixin

                          Title:   Joint Company Secretaries



Date:    September 15, 2005

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                      [GRAPHIC OMITTED][GRAPHIC OMITTED]
              CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                      [GRAPHIC OMITTED][GRAPHIC OMITTED]
               (incorporated in Hong Kong with limited liability
                        under the Companies Ordinance)
                               (Stock Code: 906)

                             CONNECTED TRANSACTION

--------------------------------------------------------------------------------
   The board of directors of the Company announces that on 15 September 2005, CNC China, a wholly-owned subsidiary of the Company, entered into the Cooperation Agreement with China Netcom Group. Pursuant to the Cooperation Agreement, CNC China agreed to provide telecommunications goods and services to BOCOG for the 2008 Beijing Olympic Games before 31 December
   2008. As consideration, CNC China is entitled to the right and opportunity to conduct products-related marketing activities by using the 2008 Olympics composite logo and sponsorship logo as provided for under the Sponsorship Agreement. Based on a comprehensive estimation, the aggregate value of the telecommunications goods and services to be provided by CNC China under the Cooperation Agreement shall not exceed the consideration of the Cooperation Agreement, which is RMB480 million, being the estimated value of such right and opportunity.

   Since China Netcom Group is the ultimate controlling shareholder of the Company, beneficially owning approximately 70.49% interest in the Company, it is a connected person of the Company. The Cooperation Agreement constitutes a connected transaction of the Company under the Listing Rules. As each of the percentage ratios is less than the 2.5% threshold under Rule 14A.34 of the Listing Rules, the Cooperation Agreement is exempt from the independent shareholders' approval requirements under Rule 14A.32 of the Listing Rules, but such connected transaction will still be subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules. Details of the Cooperation Agreement will be included in the Company's next published annual report.
--------------------------------------------------------------------------------

BACKGROUND

China Network Communications Group Corporation ("China Netcom Group"), the Company's ultimate controlling shareholder, entered into an agreement (the "Sponsorship Agreement") with Beijing Organization Committee for the Games of the XXIX Olympiad ("BOCOG"), which agreement designated China Netcom Group as the exclusive fixed-line telecommunications services partner in the People's Republic of China ("PRC") for the 2008 Beijing Olympic Games.

As a partner, China Netcom Group is required to provide cash and goods and services to support the 2008 Beijing Olympic Games. As mentioned in the prospectus of the Company dated 4 November 2004, the Company will sponsor a portion of such support. In return, BOCOG will grant China Netcom Group and certain affiliates of China Netcom Group the right to, among other things, conduct promotion activities by using certain 2008 Olympics logos.

As the dominant provider of fixed-line telecommunications services in Beijing, the principal venue of the 2008 Beijing Olympic Games, China Netcom (Group) Company Limited ("CNC China"), a wholly-owned subsidiary of the Company, will sponsor a portion of the required support under the Sponsorship Agreement through providing telecommunications goods and services to BOCOG under the terms and conditions of a cooperation agreement with China Netcom Group dated 15 September 2005 (the "Cooperation Agreement").

COOPERATION AGREEMENT

Date:                            15 September 2005
Parties:                         (i)   CNC China; and
                                 (ii)  China Netcom Group

Pursuant to the Cooperation Agreement, CNC China agreed to provide telecommunications goods and services to BOCOG for the 2008 Beijing Olympic Games before 31 December 2008.

The monetary value of the telecommunications goods and services to be provided by CNC China to BOCOG under the Cooperation Agreement shall be calculated on the basis of the most favourable prices offered by CNC China to its customers for the relevant goods and services.

The telecommunications goods and services to be provided by CNC China under the Cooperation Agreement shall constitute a portion of the required support to be provided by China Netcom Group to BOCOG in relation to the 2008 Beijing Olympic Games under the Sponsorship Agreement.

In consideration for the provision of telecommunications goods and services by CNC China to BOCOG for the 2008 Beijing Olympic Games under the Cooperation Agreement, CNC China is entitled to the right and opportunity to conduct products-related marketing activities by using the 2008 Olympics composite logo and sponsorship logo as provided for under the Sponsorship Agreement. Based on a comprehensive estimation, the aggregate value of the telecommunications goods and services to be provided by CNC China under the Cooperation Agreement shall not exceed the consideration of the Cooperation Agreement, which is RMB480 million, being the estimated value of such right and opportunity.

REASONS FOR AND BENEFITS OF ENTERING INTO THE COOPERATION AGREEMENT

The Company is a leading fixed-line telecommunications operator in the PRC and a leading international data communications operator in the Asia-Pacific region. With CNC China entering into the Cooperation Agreement with China Netcom Group, the Company and its subsidiaries (together the "Group") will be able to associate itself with China Netcom Group's sponsorship of the 2008 Beijing Olympic Games. The Olympic Games, being one of the most important international events, attracts attention from all over the world. The Company believes that through China Netcom Group becoming the exclusive fixed-line telecommunications services partner in the 2008 Beijing Olympic Games and the Group's ability to associate itself with the efforts of China Netcom Group, the Group will consolidate its market leading position in its existing service regions in the PRC, in particular, Beijing Municipality. The Company will also be able to enhance the recognition of the Company in countries and regions outside its existing service regions in and outside of the PRC. The Company considers this to be an unique marketing opportunity.

The directors (including the independent non-executive directors) of the Company consider that the terms of and the arrangements under the Cooperation Agreement are fair and reasonable and in the interests of the Company and its shareholders as a whole.

RELATIONSHIP WITH CHINA NETCOM GROUP

China Netcom Group is a state-owned enterprise established under the laws of the PRC and is the ultimate holding company of the Company. As at the date of this announcement, China Netcom Group beneficially owns approximately 70.49% of the Company's issued share capital through China Netcom Group Corporation
(BVI) Limited.

China Netcom Group is the second largest fixed-line telecommunications operator in the PRC. China Netcom Group owns and operates its fixed-line telecommunications networks, and provides telecommunications services including fixed-line telecommunications, broadband and other Internet-related services in all provinces, municipalities and autonomous regions in the PRC that are outside the Company's existing northern and southern service regions (which include Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Shanghai Municipality and Guangdong Province).

LISTING RULES IMPLICATION

Since China Netcom Group is the ultimate controlling shareholder of the Company, beneficially owning approximately 70.49% interest in the Company, it is a connected person of the Company. The Cooperation Agreement constitutes a connected transaction of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). As each of the percentage ratios is less than the 2.5% threshold under Rule 14A.34 of the Listing Rules, the Cooperation Agreement is exempt from the independent shareholders' approval requirements under Rule 14A.32 of the Listing Rules, but such connected transaction will still be subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules. Details of the Cooperation Agreement will be included in the Company's next published annual report.

                                         By Order of the Board
                           China Netcom Group Corporation (Hong Kong) Limited
                                            Zhang Chunjiang
                                                Chairman

Hong Kong, 15 September 2005

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Zhang Chunjiang, Dr. Tian Suning, Mr. Zhang Xiaotie and Mr. Miao Jianhua as executive directors, Mr. Jiang Weiping, Ms. Li Liming, Mr. Jose Maria Alvarez-Pallete and Mr. Yan Yixun as non-executive directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang, and Mr. Timpson Chung Shui Ming as independent non-executive directors.